June 28, 2005



Mr. Murray D. Bradley, Jr.
Chief Financial Officer
Ruby Mining Company
125 Valleyside Drive
Dallas, Georgia 30157

      Re:	Ruby Mining Company
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
		Filed June 24, 2005
		Form 10-QSB for Fiscal Year Ended March 31, 2005
		Filed May 13, 2005
      File No. 0-07501


Dear Mr. Bradley:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

1. Please include disclosure in the forepart of your document explaining the reasons for filing your amendment.

Description of Business

Strategic Alliances and Joint Ventures, page 4

2. We note that you have entered into agreements and joint ventures with third parties in recent years. Please expand your disclosures to convey more clearly the terms of each arrangement, including payment requirements, funding provisions, profit sharing, and the extent of control that you have over the timing of activities.

Exhibits

Auditors` Report, page 77

3. We note that your auditors refer to other auditors in the opening paragraph of their audit report, while making no similar reference in the opinion paragraph. The opening reference suggests that some reliance may have been placed on the other auditors in extending audit coverage to your cumulative information, while the absence of a similar reference in the opinion paragraph introduces uncertainty as to the division of responsibility. Further, the reference to inception-to-date information suggests that period covers January 1,
1998 through December 31, 2004, while other disclosures in your filing indicate that inception began in 1988. If reliance has been placed on other auditors, to properly label that information as audited, you will need to obtain permission from your prior auditors to include their reports in your filing. Otherwise, any suggestion that reliance has been placed on prior auditors should be removed. Please ask your auditor to revisit the related guidance in AU Sections 508 and 543, and revise their report accordingly.

Financial Statements

Statement of Stockholders` Equity, page 81

4. We note that you have aggregated details in depicting the changes to stockholders` deficit from April 15, 1988 to December 31, 2002. However, the guidance in paragraph 11.d. of SFAS 7 requires that you include details of each issuance of stock - grouping of similar issuances within a fiscal year is permissible - from the date of your inception.

Note 1- Nature of Business and Summary of Significant Accounting
Policies, page 83

5. You state that your historical financial statements have been "retroactively restated" to present the reverse-merger with Admiralty
Corporation as if it occurred as of the earliest period presented. Ordinarily, a reverse-merger would be reflected in the financial statements as of the date of the transaction, although share activity would be recast to reflect the equivalent number of shares received in a merger, giving effect to the exchange ratio and any difference in par value of the stock. Please revise your financial statements accordingly; describe and quantify the effects of the adjustments necessary to report your reverse merger as occurring on the actual date of the transaction.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Murray D. Bradley, Jr.
Ruby Mining Company
June 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05